ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

7 March 2008

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received notification today that Mr Gerard van de Aast, a director of Reed Elsevier PLC and Reed Elsevier NV acquired the shares noted below on 6 March 2008, following the reinvestment of the special distribution paid to ordinary shareholders in January.

1,427 Reed Elsevier PLC shares at 619p per share and 5,145 Reed Elsevier NV shares at €11.87 per share. As a result of these transactions Mr Gerard van de Aasts’ interests in the ordinary share capital of Reed Elsevier is now:

109,018 Reed Elsevier PLC ordinary shares and 109,478 Reed Elsevier NV ordinary shares.